Exhibit 10.1

CHANGE-IN-CONTROL SEVERANCE AGREEMENT

This CHANGE-IN-CONTROL SEVERANCE AGREEMENT (this “Agreement”) is made and entered into this 24th day of March, 2019 by and by and between (i) Southern National Bancorp of Virginia, Inc. (the “Company”) and Sonabank (the “Bank”) (collectively, the Company and the Bank shall be referred to as the “Employer”), and George Cody Sheflett (“Employee”), to be effective as of March 1, 2019 (the “Effective Date”).

BACKGROUND

WHEREAS, Employee will serve as the Chief Information Officer and Chief Operating Officer of the Employer; and

WHEREAS, the Employer desires to promote the retention of Employee by offering certain protections in the event his employment is involuntarily terminated under certain circumstances in connection with a Change in Control (as defined herein).

NOW, THEREFORE, in consideration of the payments, consents and acknowledgements described below, in consideration of Employee’s employment with the Employer, and in consideration of other good and valuable consideration, the receipt and sufficiency of all of which is hereby acknowledged, the parties agree as follows:

1.          Term of Agreement.  This Agreement shall terminate (subject to the survival of Section 6 hereof) on the earliest of (i) if Employee is entitled to benefits under Section 3 hereof and complies with the terms thereof, the date that the Employer satisfies its obligations pursuant to Section 3 hereof; (ii) the date of Employee’s termination of employment with the Employer for any reason other than a Qualifying Termination; or (iii) the first anniversary of a Change in Control.

2.          Employment At-Will.  Employee shall continue to be employed at‑will and for no definite term.  This means that either party may terminate the employment relationship at any time for any or no reason.

3.          Termination of Employment due to a Qualifying Termination.  In the event of Employee’s Qualifying Termination, Employer shall pay to Employee in a lump sum in cash within thirty (30) days after the date of termination, Employee’s Base Salary and any earned but unused paid-time off, in each case through the date of termination to the extent not theretofore paid (the “Accrued Benefits”) and the following severance benefits (the benefits provided in Section 3(a)(i), (ii) and (iii) being collectively referred to as the “Severance Benefits”):

(i) the Employer shall pay to Employee an amount equal to one and one-half (11/2) times Employee’s annual base salary at the rate in effect immediately prior to the Qualifying Termination, payable during the 18-month period immediately following Employee’s date of termination in approximately equal installments in accordance with the Bank’s regular payroll practices,  commencing with the first regular payroll date to occur after the sixtieth (60th) day after the date of termination; provided that the first such payment shall consist of all amounts payable to Employee pursuant to this Section 3(a)(i) between the date of termination and the first payroll date to occur after the sixtieth (60th) day following the date of termination;

(ii) if Employee elects to continue participation in any group medical, dental, vision and/or prescription drug plan benefits to which Employee and/or Employee’s eligible dependents would be entitled under Section 4980B of the Code (COBRA), then for the 18-month period following Employee’s date of termination (the “Group Health Benefits Continuation Period”), the Employer shall pay the excess of (1) the COBRA cost of such coverage over (2) the amount that Employee would have had to pay for such coverage if he had remained employed during the Group Health Benefits Continuation Period and paid the active employee rate for such coverage, provided,  however, that (A) if Employee becomes eligible to receive group health benefits under a program of a subsequent employer or otherwise, the Employer’s obligation to pay any portion of the cost of health coverage as described herein shall cease, except as otherwise provided by law; (B) the Group Health Benefits Continuation Period shall run concurrently with any period for which Employee is eligible to elect health coverage under COBRA; (C) during the Group Health Benefits Continuation Period, the benefits provided in any one calendar year shall not affect the amount of benefits provided in any other calendar year (other than the effect of any overall coverage benefits under the applicable plans); (D) the reimbursement of an eligible taxable expense shall be made as soon as practicable but not later than December 31 of the year following the year in which the expense was incurred; and (E) Employee’s rights pursuant to this Section 3(a)(ii) shall not be subject to liquidation or exchange for another benefit.

(iii) Employee’s unvested equity awards outstanding on the Date of Termination, shall become fully vested and exercisable on the Date of Termination and shall otherwise remain subject to the terms and conditions of the equity plan pursuant to which they were granted and the award agreements evidencing the grant thereof.

Notwithstanding the foregoing, the Employer shall be obligated to provide the Severance Benefits only if (A) within forty-five (45) days after the date of termination Employee shall have executed a separation and full release of claims/covenant not to sue agreement in the form provided by the Employer (the “Release Agreement”) and such Release Agreement shall not have been revoked within the revocation period specified in the Release Agreement, and (B) Employee fully complies with the obligations set forth in Section 6 hereof.  For the avoidance of doubt, if Employee does not comply with the obligations set forth in Section 6 hereof, then any obligation of the Employer to pay the Severance Benefits shall cease immediately upon Employee’s breach thereof.

4.          Termination of Employment other than a Qualifying Termination.  If Employee’s employment is terminated for any reason other than a Qualifying Termination, then the Employer shall have no further obligations to Employee or Employee’s legal representatives under this Agreement, other than for payment of Accrued Benefits, which shall be paid to Employee or Employee’s estate or beneficiary, as applicable, in a lump sum in cash within thirty (30) days after the date of termination.

5.          Definitions.

(a)         “Cause” means a good faith determination by the Employer that any of the following has occurred: (i) Employee’s willful violation of any laws, rules or regulations applicable to banks or the banking industry generally; (ii) Employee’s material failure to comply with the Employer’s policies or guidelines of employment or corporate governance policies or guidelines, including, without limitation, any business code of ethics adopted by the Employer, that, if capable of being cured, is not cured by Employee within ten (10) days of written notice by the Employer of the failure; (iii) any act of fraud, misappropriation or embezzlement by Employee; (iv) a material breach of this Agreement that, if such breach is capable of being cured, is not cured by Employee within ten (10) days of written notice by the Employer of the breach; or (v) Employee’s conviction of, or Employee’s pleading guilty or nolo contendere to, a felony or a crime involving moral turpitude (including pleading guilty or nolo contendere to a felony or lesser charge which results from plea bargaining).

(b)         “Change in Control” shall have the same meaning as set forth in the Southern National Bancorp of Virginia, Inc. 2017 Equity Compensation Plan, as such plan may be amended from time to time.

(c)         “Code” means the Internal Revenue Code of 1986, as amended from time to time.  For purposes of this Agreement, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

(d)         “Disability” means the inability of Employee, as reasonably determined by the Employer, to perform the essential functions of his regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness which has lasted (or can reasonably be expected to last) for a period of six (6) consecutive months.

(e)         “Good Reason” means the occurrence of any of the following, without Employee’s consent: (i) a material diminution in Employee’s Base Salary; (ii) a material diminution in Employee’s authority, duties, or responsibilities; (iii) the relocation of Employee’s principal office to a facility or location more than fifty (50) miles away from Employee’s principal place of work immediately prior to the relocation; provided,  however, that Good Reason shall not include (A) any relocation of Employee’s principal office which is proposed or initiated by Employee; or (B) any relocation that results in Employee’s principal place office being closer to Employee’s then-principal residence; or (iv) any intentional, material breach by the Employer of this Agreement.  A termination by Employee shall not constitute termination for Good Reason unless Employee shall first have delivered to the Employer written notice setting forth with specificity the occurrence deemed to give rise to a right to terminate for Good Reason (which notice must be given no later than thirty (30) days after the initial occurrence of such event), and there shall have passed a reasonable time (not less than thirty (30) days) within which the Employer may take action to correct, rescind or otherwise substantially reverse the occurrence supporting termination for Good Reason as identified by Employee.  Good Reason shall not include Employee’s death or Disability.

(f)         “Qualifying Termination” means Employee’s termination of employment during the Qualifying Termination Window by (A) the Employer without Cause (other than by reason of Employee’s death or Disability), or (B) Employee for Good Reason within a period of 90 days after the occurrence of the event giving rise to Good Reason.  For the avoidance of doubt, in no event shall Employee be deemed to have experienced a Qualifying Termination as a result of Employee’s termination of employment with the Employer for any reason or no reason outside of the Qualifying Termination Window or as a result of Employee’s termination of employment with the Employer during the Qualifying Termination Window by reason of his (i) death, (ii) Disability, or (iii) voluntary resignation for any reason or no reason.

(g)         “Qualifying Termination Window” means the sixty (60) day period immediately preceding a Change in Control or the one-year period immediately following a Change in Control.

6.          Restrictions on Competition and Disclosure and Use of Confidential Information.

(a)         Confidential Information.  Employee agrees that Employee shall not, directly or indirectly, use any Confidential Information (as defined herein) on Employee’s own behalf or on behalf of any Person (as defined herein) other than the Employer, or reveal, divulge, or disclose any Confidential Information to any Person not expressly authorized by the Employer to receive such Confidential Information.  This obligation shall remain in effect for as long as the information or materials in question retain their status as Confidential Information.  Employee further agrees that he shall fully cooperate with the Employer in maintaining the Confidential Information to the extent permitted by law. The parties acknowledge and agree that this Agreement is not intended to, and does not, alter either the Employer’s rights or Employee’s obligations under any state or federal statutory or common law regarding trade secrets and unfair trade practices.  Anything herein to the contrary notwithstanding, Employee shall not be restricted from disclosing information that is required to be disclosed by law, court order or other valid and appropriate legal process; provided,  however, that in the event such disclosure is required by law, Employee shall provide the Employer with prompt notice of such requirement so that the Employer may seek an appropriate protective order prior to any such required disclosure by Employee.

Employee understands and acknowledges that nothing in this section limits his ability to initiate communications directly with, respond to any inquiry from, volunteer information to, or provide testimony before any government agency or otherwise participate in any reporting of, investigation into, or proceeding regarding suspected violations of law, or from making other disclosures that are protected under, or from receiving an award for information provided under, the whistleblower provisions of state or federal law or regulation.  Employee does not need the prior authorization of the Employer to engage in such communications with any government agency, respond to such inquiries from any government agency, provide Confidential Information or documents containing Confidential Information to any government agency, or make any such reports or disclosures to any government agency.  Employee is not required to notify the Employer that Employee has engaged in such communications with a government agency.  Employee recognizes and agrees that, in connection with any such activity outlined above, Employee must inform the government agency that the information Employee is providing is confidential.

Federal law provides certain protections to individuals who disclose a trade secret to their attorney, a court, or a government official in certain, confidential circumstances.  Specifically, federal law provides that an individual shall not be held criminally or civilly liable under any state or federal trade secret law for the disclosure of a trade secret under either of the following conditions:

•     Where the disclosure is made (A) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of law; or

•     Where the disclosure is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

Federal law also provides that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order.

For purposes of this Section 6, “Confidential Information” means any and all data and information relating to the Employer, their activities, business, or clients that (i) is disclosed to Employee or of which Employee becomes aware as a consequence of his employment with the Employer; (ii) has value to the Employer; and (iii) is not generally known outside of the Employer.  “Confidential Information” shall include, but is not limited to the following types of information regarding, related to, or concerning the Employer: trade secrets (as defined by Virginia Uniform Trade Secrets Act); financial plans and data; management planning information; business plans; operational methods; market studies; marketing plans or strategies; pricing information; product development techniques or plans; customer lists; customer files, data and financial information; details of customer contracts; current and anticipated customer requirements; identifying and other information pertaining to business referral sources; past, current and planned research and development; computer aided systems, software, strategies and programs; business acquisition plans; management organization and related information (including, without limitation, data and other information concerning the compensation and benefits paid to officers, directors, employees and management); personnel and compensation policies; new personnel acquisition plans; and other similar information.  “Confidential Information” also includes combinations of information or materials which individually may be generally known outside of the Employer, but for which the nature, method, or procedure for combining such information or materials is not generally known outside of the Employer.  In addition to data and information relating to the Employer, “Confidential Information” also includes any and all data and information relating to or concerning a third party that otherwise meets the definition set forth above, that was provided or made available to the Employer by such third party, and that the Employer has a duty or obligation to keep confidential.  This definition shall not limit any definition of “confidential information” or any equivalent term under state or federal law. “Confidential Information” shall not include information that has become generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of the Employer.  For purposes of this Section 6, “Person” means any individual or any corporation, partnership, joint venture, limited liability company, association or other entity or enterprise.

(b)         Non-competition.  Beginning on the Effective Date and for a period  continuing through the twelve (12) months following cessation of Employee’s employment with the Employer (the “Restricted Period”), Employee shall not, directly or indirectly, within any State in the United States where the Employer has a retail bank branch at the time Employee’s employment ceases, own any interest in, control or participate in the ownership or control of, or perform services that are the same as or substantially similar to the services Employee performed for the Employer pursuant to this Agreement for any company, person or entity engaged in a Competitive Business (as defined herein).  A “Competitive Business” shall mean any person or entity that is providing deposits, money market accounts, certificates of deposit or other typical retail banking deposit-type services or loans on a retail level, to individuals, businesses or non-profit entities in any State in the United States in which the Employer has a retail bank branch at the time Employee’s employment ceases.  Notwithstanding the foregoing, nothing in this Agreement shall prevent Employee from owning for passive investment purposes not intended to circumvent this Agreement, less than five percent (5%) of the publicly-traded voting securities of any company engaged in the banking, financial services, insurance, brokerage or other business similar to or competitive with the Employer (so long as Employee has no power to manage, operate or control the competing enterprise and no power, alone or in conjunction with other affiliated parties, to select a director, manager, general partner, or similar governing official of the competing enterprise other than in connection with the normal and customary voting powers afforded Employee in connection with any permissible equity ownership).

(c)         Non-solicitation of Employees.  During the Restricted Period, Employee shall not, directly or indirectly solicit, induce or hire, or attempt to solicit, induce or hire, any person who is an employee of the Employer at the time Employee’s employment ceases or within six (6) months prior thereto, to leave his or his employment with the Employer or join or become affiliated with any Competitive Business.

(d)         Non-solicitation of Customers.  During the Restricted Period, Employee shall not, directly or indirectly solicit or induce or attempt to solicit or induce, any customer, lender, supplier, licensee, licensor or other business relation of the Employer to terminate its relationship or contracts with the Employer, to cease doing business with the Employer, or in any way interfere with the relationship between any such customer, lender, supplier, licensee, licensor or business relation and the Employer.

(e)         Rights and Remedies Upon Breach.  The parties specifically acknowledge and agree that the remedy at law for any breach of the covenants in Section 6 will be inadequate, and that in the event Employee breaches any such covenant, the Employer shall have the right and remedy, without the necessity of proving actual damage or posting any bond, to enjoin, preliminarily and permanently, Employee from violating the covenant and to have the covenant specifically enforced by any court of competent jurisdiction, it being agreed that any breach would cause irreparable injury to the Employer and that money damages would not provide an adequate remedy to the Employer.  Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Employer at law or in equity.  The Employer and Employee understand and agree that, if the parties become involved in legal action regarding the enforcement of the covenants in Section 6, the prevailing party in such legal action will be entitled, in addition to any other remedy, to recover its reasonable costs and attorneys’ fees incurred in enforcing or defending action with respect to such covenants.  The Employer’s ability to enforce its rights under the covenants in Section 6 or applicable law against Employee shall not be impaired in any way by the existence of a claim or cause of action on the part of Employee based on, or arising out of, this Agreement or any other event or transaction.

7.          Non-exclusivity of Rights.  Nothing in this Agreement shall prevent or limit Employee’s continuing or future participation in any employee benefit plan, program, policy or practice provided by the Employer or its affiliated companies and for which Employee may qualify.  Amounts that are vested benefits or which Employee is otherwise entitled to receive under any plan, policy, practice or program of the Employer or any of its affiliated companies at or subsequent to the date of termination shall be payable in accordance with such plan, policy, practice or program.

8.          Full Settlement; No Mitigation.  The Employer’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Employer may have against Employee or others.  In no event shall Employee be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Employee under any of the provisions of this Agreement and such amounts shall not be reduced whether or not Employee obtains other employment.

9.          Successors.  This Agreement is personal to Employee and shall not be assignable by Employee otherwise than by will or the laws of descent and distribution.  This Agreement shall inure to the benefit of and be enforceable by Employee’s legal representatives.  This Agreement can be assigned by the Employer and shall be binding and inure to the benefit of the Employer, and their successors and assigns.

10.        Code Section 409A.

(a)         General.  This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements of Section 409A of the Code and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A of the Code) (“Section 409A of the Code”). Nevertheless, the tax treatment of the benefits provided under the Agreement is not warranted or guaranteed.  Neither the Employer nor its directors, officers, employees or advisers, shall be held liable for any taxes, interest, penalties or other monetary amounts owed by Employee as a result of the application of Section 409A of the Code.

(b)         Definitional Restrictions.  Notwithstanding anything in this Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code (“Non-Exempt Deferred Compensation”) would otherwise be payable or distributable hereunder by reason of Employee’s termination of employment, such Non-Exempt Deferred Compensation will not be payable or distributable to Employee by reason of such circumstance unless the circumstances giving rise to such termination of employment meet any description or definition of “separation from service,” in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition).  If this provision prevents the payment or distribution of any Non-Exempt Deferred Compensation, then, subject to subsection (c) below, such payment or distribution shall be made at the time and in the form that would have applied absent the non-409A-conforming event.

(c)         Six-Month Delay in Certain Circumstances.  Notwithstanding anything in this Agreement to the contrary, if any amount or benefit that would constitute Non-Exempt Deferred Compensation would otherwise be payable or distributable under this Agreement by reason of Employee’s separation from service during a period in which he is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Employer under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes): (i) the amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following Employee’s separation from service will be accumulated through and paid or provided on the first day of the seventh month following Employee’s separation from service (or, if Employee dies during such period, within 30 days after Employee’s death) (in either case, the “Required Delay Period”); and (ii) the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period.

(d)         Timing of Release of Claims.  Whenever in this Agreement a payment or benefit is conditioned on Employee’s execution of a release of claims, such release must be executed and all revocation periods shall have expired within 60 days after the date of termination; failing which such payment or benefit shall be forfeited.  If such payment or benefit constitutes Non-Exempt Deferred Compensation, then such payment or benefit (including any installment payments) that would have otherwise been payable during such 60-day period shall be accumulated and paid on the 60th day after the date of termination provided such release shall have been executed and such revocation periods shall have expired.  If such payment or benefit is exempt from Section 409A of the Code, the Employer may elect to make or commence payment at any time during such period.

(e)         Timing of Reimbursements and In-kind Benefits.  If Employee is entitled to be paid or reimbursed for any taxable expenses under this Agreement, and such payments or reimbursements are includible in Employee’s federal gross taxable income, the amount of such expenses reimbursable in any one calendar year shall not affect the amount reimbursable in any other calendar year, and the reimbursement of an eligible expense must be made no later than December 31 of the year after the year in which the expense was incurred.  No right of Employee to reimbursement of expenses under this Agreement shall be subject to liquidation or exchange for another benefit.

11.        Modified Cutback of Compensation Deemed to be Contingent on a Change of Control.  If any benefits or payments are to be made under the terms of this Agreement or any other agreement between Employee and the Employer following a transaction that constitutes a change in the ownership or effective control of the Employer or in the ownership of a substantial portion of the assets of the Employer such that the provisions of Section 280G of the Internal Revenue Code of 1986, as amended, and any regulations thereunder (“Code Section 280G”) or Section 4999 of the Internal Revenue Code and any regulations thereunder could potentially apply to such compensation, then the following provisions shall be applicable:

(a)         In the event the independent accountants serving as auditors for the Employer on the date of a change of control within the meaning of Code Section 280G (or any other accounting firm designated by the Employer) determine that some or all of the payments or benefits scheduled under this Agreement, as well as any other payments or benefits on such change of control, would be nondeductible by the Employer under Code Section 280G, then the payments scheduled under this Agreement and all other agreements between Employee and the Employer will be reduced to one dollar less than the maximum amount which may be paid without causing any such payment or benefit to be nondeductible.  Any reduction of benefits or payments required to be made under this Section 11(a) shall be taken in the following order: first from cash compensation and then from payments or benefits not payable in cash, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the date of determination.

(b)         Notwithstanding the foregoing Section 11(a), in the event the independent accountants serving as auditors for the Employer on the date of a change of control within the meaning of Code Section 280G (or any other accounting firm designated by the Employer) determine that the net economic benefit to Employee after payment of all income and excise taxes is greater without giving effect to Section 11(a) than Employee’s net economic benefit after a reduction by reason of the application of Section 11(a), then Section 11(a) shall be a nullity and without any force or effect.  Any decisions regarding the requirement or implementation of the reductions to compensation described in Section 11(a) shall be made by the independent accountants serving as auditors for the Employer on the date of a change of control within the meaning of Code Section 280G (or any other accounting firm designated by the Employer), shall be made at the Employer’s expense and shall be binding on the parties.

12.        Regulatory Action.

(a)         If Employee is removed and/or permanently prohibited from participating in the conduct of the Employer’s affairs by an order issued under Section 8(e)(4) or 8(g)(1) of the Federal Deposit Insurance Act (“FDIA”) (12 U.S.C. 1818(e)(4) and (g)(1)), all obligations of the Employer under this Agreement shall terminate, as of the effective date of such order.

(b)         If Employee is suspended and/or temporarily prohibited from participating in the conduct of the Employer’s affairs by a notice served under Section 8(e)(3) or 8(g)(1) of the FDIA (12 U.S.C. 1818(e)(3) and (g)(1)), all obligations of the Employer under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings.  If the charges in the notice are dismissed, the Employer shall reinstate (in whole or in part) any of its obligations which were suspended.

(c)         If the Employer is in default (as defined in Section 3(x)(1) of the FDIA), all obligations under this Agreement shall terminate as of the date of default.

(d)         All obligations under this Agreement shall be terminated, except to the extent a determination is made that continuation of the Agreement is necessary for the continued operation of the Employer (1) by the director of the FDIC or his or his designee (the “Director”), at the time the FDIC enters into an agreement to provide assistance to or on behalf of the Employer under the authority contained in 13(c) of the FDIA; or (2) by the Director, at the time the Director approves a supervisory merger to resolve problems related to operation of the Employer when the Employer is determined by the Director to be in an unsafe and unsound condition.

(e)         Notwithstanding anything contained in this Agreement to the contrary, no payments shall be made pursuant to any provision herein in contravention of  the requirements of Section 2[18(k)] of the FDIA (12 U.S.C. 1828(k)). In particular, the provisions pertaining to the potential for payments shall have no force or effect as long as either the agreement concerning the potential for payments or the actual payment of such amounts would be considered a “golden parachute payment,” with the meaning of 12 C.F.R. Section 359.1(f).

13.        Miscellaneous.

(a)         Applicable Law; Forum Selection; Consent to Jurisdiction. The Employer and Employee agree that this Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Virginia without giving effect to its conflicts of law principles.  Employee agrees that the exclusive forum for any action to enforce this Agreement, as well as any action relating to or arising out of this Agreement, shall be the Circuit Court of Fairfax County or the federal court encompassing that jurisdiction, at the option of the Employer.  With respect to any such court action, Employee hereby irrevocably submits to the personal jurisdiction of such courts.  The parties hereto further agree that the courts listed above are convenient forums for any dispute that may arise herefrom and that neither party shall raise as a defense that such courts are not convenient forums.

(b)         Non-Duplication.  Notwithstanding anything to the contrary in this Agreement,  and except as specifically provided below, any severance payments or benefits received by Employee pursuant to this Agreement shall be in lieu of any general severance policy or other severance plan maintained by the Employer (other than a stock option, restricted stock, share or unit, performance share or unit, supplemental retirement, deferred compensation or similar plan or agreement which may contain provisions operative on a termination of Employee’s employment or may incidentally refer to accelerated vesting or accelerated payment upon a termination of employment).

(c)         Captions. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

(d)         Amendments.  This Agreement may not be amended or modified otherwise than-by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(e)         Notices.  All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Employee: On file with the Employer	If to the Employer: 6830 Old Dominion Drive McLean, Virginia 22101 Attention: CEO

or to such other address as either party shall have furnished to the other in writing in accordance herewith.  Notice and communications shall be effective when actually received by the addressee.

(f)         Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(g)         Withholding.  The Employer may withhold from any amounts payable under this Agreement such federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(h)         Waivers.  Failure of either party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted in this Agreement or of the future performance of any such term or condition or of any other term or condition of this Agreement, unless such waiver is contained in a writing signed by the party making the waiver.

(i)          Entire Agreement.  This Agreement contains the entire agreement between the Employer and Employee with respect to the subject matter hereof and, from and after the date hereof, this Agreement shall supersede any other agreement, written or oral, between the parties relating to the subject matter of this Agreement, including but not limited to any prior discussions, understandings, and/or agreements between the parties, written or oral, at any time.

(j)          Construction.  The parties understand and agree that because they both have been given the opportunity to have counsel review and revise this Agreement, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.  Instead, the language of all parts of this Agreement shall be construed as a whole, and according to its fair meaning, and not strictly for or against either of the parties.

(k)         Counterparts.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

(Signatures on following page)

IN WITNESS WHEREOF, Employee has hereunto set Employee’s hand and the Employer has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

/s/ GEORGE CODY SHEFLETT
GEORGE CODY SHEFLETT

/s/ Joe A. Shearin
SOUTHERN NATIONAL
BANCORP OF VIRGINIA, INC.
By:	Joe A. Shearin
Its:	Chief Executive Officer

/s/ Joe A. Shearin
SONABANK
By:	Joe A. Shearin
Its:	Chief Executive Officer